THE INFORMAL COMMITTEE



                                December 27 2001





BY  PRIORITY  OVERNIGHT  COURIER
AND  FACSIMILE  (303-694-2763)

Energy  Corporation  of  America
4643  South  Ulster  Street
Denver,  CO  80327

Gentlemen  and  Ladies:

                                NOTICE OF DEFAULT
                    9 1/2 % Senior Subordinated Notes Due 2006

Dear  Mr.  Casabona:

     Reference is made to that certain Indenture dated as of May 23, 1997 (as amended from time to time, the "Indenture") by and among Energy Corporation of
                                  ---------
America  (the  "Company"),  as  issuer, and The Bank of New York, as trustee (in
                -------
such  capacity,  the  "Trustee"),  pursuant to which the Company issued and sold
                       -------
certain  9 1/2%  Senior  Subordinated  Notes due 2007 (the "Notes"). Capitalized
                                                            -----
terms used herein but not defined have the meanings ascribed to them in the Indenture.

     The undersigned represent the holders of more than 50% of the Notes (collectively, the "Informal Committee"). As you know, on November 20, 2001,
                      -------------------
certain members of the Informal Committee (representing more than 25% of the Notes) sent a letter to the Trustee requesting that the Trustee issue a Notice of Default to the Company as a result of the Company's failure to make an Asset Sale Offer, as required by Section 4.9 of the Indenture. Despite the unequivocal right of such holders to make such a request, the Trustee failed to issue the Notice of Default. Thereafter, on November 30, 2001, the Company agreed to deliver a response to the Informal Committee setting forth a summary of the relevant tax liabilities associated with the Asset Sale for the purpose of calculating Net Proceeds and determining the extent of an Asset Sale Offer, if any. As you know, the response received from the Company (the "Response") was
                                                                  --------
not  acceptable  to, and was rejected by, all members of the Informal Committee.

Energy  Corporation  of  America                                               2

     First, the Response was not based on certified financial information. Second, the Response did not accurately calculate Net Proceeds according to the plain language of the Indenture which takes into account "any available tax credits or deductions". Accordingly, the response provided no meaningful basis for further discussions with the Company regarding the calculation of Net Proceeds.

     Consequently, by letter dated December 13, 2001, the Informal Committee requested that the Company simply make an Asset Sale Offer in a stated amount by 4:00 p.m. on Monday, December 17, 2001. On Monday, December 17, 2001, the Informal Committee received a copy of a letter from the Company to the Trustee, by which the Company offered to purchase $20 million, in principal amount of the Notes for approximately $17,000,000 in cash or, alternatively, to pay a consent fee in the amount of $3,000,000 to waive the Asset Sale Offer condition (the "Offer"). Unfortunately, the Offer (like the Response) appears to be based on an
 -----
interpretation of the Indenture which is inconsistent with the unambiguous definition of Net Proceeds contained therein. Accordingly, the Offer is unsatisfactory and does not approximate the Asset Sale Offer required by Section
4.9  of  the  Indenture.

     Failure to make an Asset Sale Offer, as required by Section 4.9 of the Indenture, constitutes a Default under Section 6.1(4) of the Indenture. Based upon the Company's continued failure to make an Asset Sale Offer consistent with the terms of the Indenture, the Informal Committee hereby delivers this Notice of Default pursuant to Section 6.1(4) of the Indenture and advises you that an Event of Default will arise under the Indenture if such non-compliance is not remedied, and we hereby demand that it be remedied, within thirty (30) days of this Notice. Notwithstanding the foregoing, the Informal Committee is willing to discuss any meaningful Asset Sale Offer with the Company that is consistent with the terms of the Indenture.

     The Informal Committee hereby reserves the right under Section 6.2 of the Indenture to accelerate immediately payment of all principal and other amounts due under the Notes if the failure to comply with Section 4.9 of the Indenture is not remedied within thirty (30) days of this Notice. The Informal Committee also reserves the right to exercise any other rights and remedies which may be available to holders of the Notes under the Indenture or otherwise, including the right to rely upon and declare any other existing or subsequently occurring Defaults or Events of Defaults. Nothing contained in this Notice shall be deemed to limit, waive, release or modify the rights, remedies or claims of the Informal Committee, or any other holders of the Notes, in any way, all of which rights, remedies and claims are expressly reserved.

     Should you wish to contact the Informal Committee to discuss this Notice of Default, please call Mr. Carney Hawks of MacKay Shields LLC at (212) 230-3903.

Energy  Corporation  of  America                                               3
     Sincerely,

     MacKay  Shields  LLC,  on  behalf  of  the  fund  it  manages

     By  ______________________________
         Name:
         Title:

     AXP Variable Portfolio - Extra Income Fund, a series of AXP Variable Portfolio Income Series, Inc.

     By  ______________________________
         Name:  Timothy  J.  Masek
         Title:  Assistant  Vice  President,
         AXP  Variable  Portfolio  Income  Series,  Inc.

     High  Yield  Portfolio,  a  series  of  Income  Trust

     By  _________________________________
          Name:  Timothy  J.  Masek
          Title:  Assistant  Vice  President,  Income  Trust

     Debt  Strategies  Fund,  Inc.

     By  ________________________________
         Name:
         Title:  Authorized  Signatory

     Merrill  Lynch  Global  Investment  Series  -  Income
     Strategies  Portfolio
     By:  Merrill  Lynch  Investment  Managers,  L.P.,  as
          Investment  Advisor

     By  ________________________________
         Name:
         Title:  Authorized  Signatory

Energy  Corporation  of  America                                               4

     Merrill Lynch Variable Series Funds, Inc. - Merrill Lynch High Current Income Fund

     By  _____________________________
         Name:
         Title:  Authorized  Signatory

     Merrill  Lynch  Bond  Fund,  Inc.  -  High  Income  Portfolio

     By  _____________________________
          Name
          Title:  Authorized  Signatory

     Senior  High  Income  Portfolio,  Inc.

     By  _____________________________
          Name
          Title:  Authorized  Signatory

     Merrill  Lynch  Global  Currency  Bond  Series  -  US
     High  Yield  Portfolio
     By:  Merrill  Lynch  Investment  Managers,  L.P.,
          as  Investment  Advisor

     By  ______________________________
         Name
         Title:  Authorized  Signatory

     Merrill  Lynch  Series  Fund,  Inc.  -  High  Yield  Portfolio

     By  _______________________________
         Name
         Title:  Authorized  Signatory

Energy  Corporation  of  America                                               5

CC: Alan W. Kornberg, Esq./Brendan D. O'Neill, Esq. (Counsel to MacKay Shields LLC)(by fax: 212-757-3990)
        Carney  Hawks  (MacKay  Shields  LLC)(by  fax:  212-754-9187)
        John C. Thomas, Esq. (Counsel to American Express)(by fax: 612-340-2643) Mark Van Holland (American Express)(by fax: 612-671-2180)
        David Clayton, Esq. (Counsel to Merrill Lynch Investment Managers) (by fax: 609-282-8600)
        Dan Luchansky (Merrill Lynch Investment Managers)(by fax: 609-282-2940) Tom Goodwin, Esq. (Counsel to the Company)(by fax: 304-344-9692) Tammy J. Owen, Esq. (Counsel to the Company)(by fax: 304-344-9692) Van Brown, Esq. (The Bank of New York)(fax: 212-815-5915)